UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

thinkorswim Group Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

88409C105

(CUSIP Number)

thinkorswim Group Inc.

(formerly known as Investools Inc.)

45 Rockefeller Plaza, Suite 2012

New York, New York 10116

801-816-6918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 46145 P 103

1.	Names of Reporting Persons Lee K. Barba

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%(1)

14.	Type of Reporting Person IN

(1)  Based on 67,390,348 shares of Common Stock of the Issuer outstanding as of June 11, 2009.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Lee K. Barba (the “Reporting Person”) on February 15, 2007 (as amended by Amendment No. 1 filed on January 8, 2009 and Amendment No. 2 filed on January 13, 2009, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of thinkorswim Group Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 45 Rockefeller Plaza, Suite 2012, New York, New York 10116.  Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.                Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is amended and restated in its entirety as set forth below:

On January 8, 2009, the Issuer entered into an Agreement and Plan of Merger, dated January 8, 2009, with TD Ameritrade Holding Corporation (the “Parent”), Tango Acquisition Corporation One, a Delaware corporation and wholly owned subsidiary of Parent, and Tango Acquisition Corporation Two, a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Agreement”).  On June 11, 2009, the merger was completed pursuant to the Merger Agreement and, as a result of the merger, the Issuer’s stock ceased to trade on the NASDAQ stock exchange at the close of the market on June 11, 2009.

Under the terms of the Merger Agreement, stockholders of the Issuer received $3.34 in cash and 0.3980 of a share of common stock of Parent for each share of common stock of the Issuer that they hold.

Item 5.                Interests in Securities of the Issuer

The response set forth in Items 5(a) and 5(b) of the Schedule 13D is amended and restated as set forth below:

The response set forth in Item 4 above is incorporated by reference herein.

As a result of the transaction described in Item 4, the Reporting Person no longer has an interest in the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009

/s/ Lee K. Barba
Lee K. Barba